Update on Flooding at TransAlta Bone Creek Hydro Construction Project

CALGARY, ALBERTA (September 30, 2010) - At about 6:30 am PST on September 28, 2010, TransAlta’s Bone Creek Hydro construction project located near Blue River, British Columbia experienced localized flooding.

No one was hurt or injured, and no fuel or chemicals spilled.  As of the morning of Wednesday, September 29, 2010 the work-site and staffing returned to near normal levels.

The incident is not expected to have any impact on the project’s schedule. The Bone Creek Hydro project is slated to become commercially operational in 2011.

The flooding is the result of excessive rainfall which caused landslides upstream. The landslides scattered debris downstream. Site clean-up is a priority for TransAlta.

TransAlta is working with regulators and BC Environmental Monitor to determine the level of damage caused and to assess the level of environment and health and safety concerns. TransAlta will continue to work with local officials to mitigate risks and implement risk control measures.

An estimated 24 mm of rain fell between 3:00 am and 5:00 am on September 28.  It is believed two major landslides, one at 16.5 km from the TransAlta construction site and one at the top of the watershed, generated debris that blocked the creek, resulting in flood.

The Bone Creek Hydro construction project is a run-of-river hydroelectricity project. The 18 MW project is located 90 km south of Valemount, British Columbia near Blue River. It is expected to have a long-term average generation of 72 GWh per year.  Bone Creek has a 20-year Power Purchase Agreement with BC Hydro.

Run-of-river hydroelectricity

Run-of-river hydroelectricity is a type of hydroelectric generation whereby the natural flow and elevation drop of a river are used to generate electricity. Such projects divert some or most of a river’s flow (up to 95 per cent of mean annual discharge) through a pipe and/or tunnel leading to electricity-generating turbines, then return the water back to the river downstream. A dam – smaller than used for traditional hydro – is required to ensure there is enough water to enter the “penstock” pipes that lead to the lower-elevation turbines.

Run-of-river projects are dramatically different in design and appearance from conventional hydroelectric projects. Traditional hydro dams store enormous quantities of water in reservoirs, necessitating the flooding of large tracts of land. In contrast, most run-of-river projects do not require a large impoundment of water, which is a key reason why such projects are often referred to as environmentally-friendly, or “green power.”

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media inquiries:

Tanis Fiss

Manager, Corporate and Marketing Communications

Phone:  (403) 267-7330 or Email:  tanis_fiss@transalta.com